EXHIBIT 99.1

October 27, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

On October 24, 2013, the Company received a notice from D.B.S. Satellite Services (1998) Ltd. ("Yes") of a claim together with a motion to certify the claim as a class action that had been filed against it with the Tel Aviv District Court on grounds that Yes unlawfully charged its subscribers arbitrary and varying amounts for services they provided to subscribers, at first for free or at a reduced cost, without providing subscribers notice thereof or obtaining their consent thereto.

The Petitioner has moved the Court, inter alia, to require Yes to reimburse group members for all of the amounts they were allegedly unlawfully charged and to compensate the group members for violating their freedom of contract and/or the anguish they were caused by being forced to continue the contract with Yes.

The Petitioner did not indicate a claim amount, with the exception of non-monetary damage (only) estimated at approximately NIS 8.6 million.

Yes is studying the claim and the motion to certify the claim as a class action and neither Yes nor the Company is unable, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.